WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Consolidated Financial Statements and Supplemental Schedules

December 31, 2018

(With Report of Independent Registered Public Accounting Firm Thereon)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

(1) Summary of Significant Accounting Policies

(a) Organization

Waddell & Reed, Inc. ("W&R Inc."), a broker-dealer and investment adviser, and subsidiaries (the Company, we, our, and us) derive revenues primarily from investment management, investment product underwriting and distribution, and shareholder services administration provided to the Waddell & Reed Advisors group of mutual funds (the "Advisors Funds"), and InvestEd Portfolios (InvestEd) (collectively, the "Funds"), and institutional accounts. The Company also derives revenues from investment product distribution and shareholder services administration provided to the Ivy Funds and Ivy Variable Insurance Portfolios ("Ivy VIP"), which are underwritten by an affiliate. In February 2018, we completed the merger of all Advisor Funds into Ivy Funds with substantially similar objectives and strategies. The Funds, Ivy Funds, Ivy VIP and the institutional accounts operate under various rules and regulations set forth by the United States Securities and Exchange Commission (the SEC). Services to the Funds are provided under investment management agreements and underwriting agreements. Shareholder service fees for the Funds, Ivy Funds and Ivy VIP are provided under the shareholder servicing and accounting agreements that set forth the fees to be charged for these services. The majority of these agreements are subject to annual review and approval by each Fund's board of trustees. Our revenues are largely dependent on the total value and composition of assets under management ("AUM") and assets under administration ("AUA"). Accordingly, fluctuations in financial markets and composition of AUM and AUA can significantly impact our revenues and results of operations. The Company is an indirect wholly owned subsidiary of Waddell & Reed Financial, Inc. ("WDR"), a publicly traded company.

The Company's underwriting agreements with the Funds allow the Company the exclusive right to distribute redeemable shares of the Funds on a continuous basis. The Company has entered into a limited number of selling agreements authorizing third parties to offer certain of the Funds. In addition, the Company receives Rule 12b-1 asset-based service and distribution fees from certain of the Funds for purposes of advertising and marketing the shares of such funds and for providing shareholder-related services. The Company must pay certain costs associated with underwriting and distributing the Funds, Ivy Funds and Ivy VIP, including commissions and other compensation paid to independent financial advisors, sales force management, and other marketing personnel, compensation paid to other broker-dealers, plus overhead expenses relating to field offices, sales programs, and the costs of developing and producing sales literature and printing of prospectuses, which may be either partially or fully reimbursed by certain of the Funds. The Funds, Ivy Funds and Ivy VIP are sold in various classes that are structured in ways that conform to industry standards (*i.e.*, front-end load, back-end load, level-load, and institutional).

On December 31, 2018, Waddell & Reed Investment Management Company ("WRIMCO") and W&R Capital Management Group, Inc. ("WRCMG") merged into separate subsidiaries under common control of WDR. As a result, total assets of $48.6 million, total liabilities of $2.9 million

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

and total stockholder's equity of $45.7 million were derecognized from the consolidated financial statements.

The Company operates its investment advisory business and its transfer agency and accounting services business through its primary subsidiaries, Waddell & Reed Investment Management Company and Waddell & Reed Services Company, respectively.

(b) *Basis of Presentation*

The accompanying consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP") and include the accounts of the Company and its subsidiaries, all of which are wholly owned. All intercompany accounts and transactions have been eliminated in consolidation. Amounts in the accompanying financial statements and notes are rounded to the nearest thousand unless otherwise stated.

Additionally, we changed the presentation of certain line items in the consolidated statement of earnings that are intended to improve the transparency of the Company's financial statements through clearer alignment of operating expenses with financial statement captions. Specifically, the Company revised its accounting policy related to the reporting of indirect underwriting and distribution expenses in the former underwriting and distribution caption and certain expenses historically reported as general and administrative. Expenses previously recorded as Underwriting and distribution expenses were reclassified into (a) the following existing operating expense captions: Compensation and benefits and General and administrative, and (b) the following newly created operating expense captions: Distribution, Technology, and Occupancy. Certain expenses historically reported as general and administrative were reclassified into the following newly created operating expense captions: Technology and Occupancy. The Company considers the change in policy to be preferable and does not consider the change to be material to its consolidated financial statements.

The company has evaluated subsequent events through February 22, 2019, the date that these consolidated financial statements were issued and determined there are no other items to disclose.

(c) *Use of Estimates*

GAAP requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses in the consolidated financial statements and accompanying notes, and related disclosures of commitments and contingencies. Estimates are used for, but are not limited to depreciation and amortization, income taxes, valuation of assets, pension and postretirement obligations, and contingencies. Management evaluates its estimates and assumptions on an ongoing basis using historical experience and other factors, including the current economic environment. Actual results could differ from those estimates.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

(d) *Cash and Cash Equivalents*

Cash and cash equivalents include cash on hand and short-term investments. We consider all highly liquid investments with maturities upon acquisition of 90 days or less to be cash equivalents. Cash and cash equivalents-restricted represents cash held for the benefit of customers and non-customers segregated in compliance with federal and other regulations.

(e) *Disclosures about Fair Value of Financial Instruments*

Fair value of cash and cash equivalents, receivables, and payables approximates carrying value. Fair values for investment securities are based on quoted market prices, where available. Otherwise, fair values for investment securities are based on Level 2 or Level 3 inputs detailed in Note 3.

(f) *Investment Securities and Investments in Funds*

Our investments are comprised of debt and equity securities, investments in sponsored funds, and investments in sponsored privately offered funds ("LLCs"). Sponsored funds, which include the Funds, Ivy Funds, and the LLCs, are investments we have made for both general corporate investment purposes and to provide seed capital for new investment products. The Company has classified its investments in certain sponsored funds as equity method investments (when the Company owns between 20% and 50% of the fund). Investments held with less than a 20% ownership interest are classified as trading.

For trading securities, unrealized holding gains and losses are included in earnings. Realized gains and losses are computed using the specific identification method for investment securities, other than sponsored funds. For sponsored funds, realized gains and losses are computed using the average cost method.

(g) *Property and Equipment*

Property and equipment are carried at cost. The costs of improvements that extend the life of a fixed asset are capitalized, while the costs of repairs and maintenance are expensed as incurred. Depreciation is calculated and recorded using the straight-line method over the estimated useful life of the related asset (or lease term, if shorter), generally three to 10 years for furniture and fixtures; one to 10 years for computer software; one to five years for data processing equipment; one to 30 years for buildings; two to 26 years for other equipment; and up to 15 years for leasehold improvements, which is the lesser of the lease term or expected life.

(h) *Software Developed for Internal Use*

Certain internal costs incurred in connection with developing or obtaining software for internal use are capitalized in accordance with Accounting Standards Codification ("ASC") 350, "Intangibles – Goodwill and Other Topic." Internal costs capitalized are included in property and equipment, net in the consolidated balance sheets, and were $5.0 million as of December 31, 2018. Amortization

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

begins when the software project is complete and ready for its intended use and continues over the estimated useful life, generally one to 10 years.

(i) *Goodwill*

Goodwill represents the excess of cost over fair value of the identifiable net assets of acquired companies. Goodwill assets are tested for impairment annually or more frequently if events or circumstances indicate that the carrying value may not be recoverable. Goodwill assets require significant management estimates and judgement, including the valuation determination in connection with the initial purchase price allocation and the ongoing evaluation impairment. Additional information related to the goodwill is included in Note 5.

(j) *Revenue Recognition*

As of January 1, 2018, the Company adopted Accounting Standards Update ("ASU") 2014-09, "Revenue from Contracts with Customers" and all subsequent ASUs that modified ASC 606, "Revenue from Contracts with Customers." The Company elected to apply the standard utilizing the cumulative effect approach. The implementation of the new standard did not have a material impact on the measurement or recognition of revenue.

Investment Management and Advisory Fees

We recognize investment management fees as earned over the period in which investment and advisory services are provided. While our investment management contracts are long-term in nature, the performance obligations are generally satisfied daily or monthly based on AUM. We calculate investment management fees from the Funds daily based upon average daily net AUM in accordance with investment management agreements between the Funds and the Company. The majority of investment and/or advisory fees earned from institutional accounts are calculated either monthly or quarterly based upon an average of net AUM in accordance with such investment management agreements. The Company may waive certain fees for investment management services at its discretion, or in accordance with contractual expense limitations, and these waivers are reflected as a reduction to investment management fees on the consolidated statement of earnings. Through revenue sharing allocation agreements with affiliates, the Company also receives 10 basis points on gross sales of assets and 10 basis points on average assets under management for separately managed account relationships established by the institutional channel.

The Company has contractual arrangements with third parties to provide subadvisory services. Investment advisory fees are recorded gross of any subadvisory payments and are included in investment management fees based on management's determination that the Company is acting in the capacity of principal service provider with respect to its relationship with the Funds. Any corresponding fees paid to subadvisors are included in operating expenses.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

Underwriting, Distribution and Service Fees

Fee-based asset allocation products offer clients a selection of traditional asset allocation models, as well as features such as systematic rebalancing and client and Advisor participation in determining asset allocation across asset classes. Underwriting and distribution fee-based asset allocation revenues are calculated monthly based upon beginning of month client assets and are earned over the period in which services are provided. Performance obligations are generally satisfied daily or monthly based on client assets.

Under a Rule 12b-1 service plan, the Funds may charge a maximum fee of 0.25% of the average daily net AUM for Funds Class B and C shares for expenses paid to broker-dealers and other sales professionals in connection with providing ongoing services to the Funds' shareholders and/or maintaining the Funds' shareholder accounts, with the exception of Funds' Class Y shares, which do not charge a service fee. The Funds' Class B and Class C shares may charge a maximum of 0.75% of the average daily net AUM under a Rule 12b-1 distribution plan to broker-dealers and other sales professionals for their services in connection with distributing shares of that class. The Fund's Class A shares may charge a maximum fee of 0.25% of the average daily net AUM under a Rule 12b-1 service and distribution plan for expenses detailed previously. The Company receives 12b-1 fees for Ivy Funds sold by independent financial advisors associated with the Company. The Rule 12b-1 plans are subject to annual approval by the Funds' board of trustees, including a majority of the disinterested members, by votes cast in person at a meeting called for the purpose of voting on such approval. All Funds may terminate the service and distribution plans at any time with approval of fund trustees or portfolio shareholders (a majority of either) without penalty.

Underwriting and distribution commission revenues resulting from the sale of investment products are recorded upon satisfaction of performance obligations, which occurs on the trade date. For certain types of investment products, primarily variable annuities, distribution revenues are generally calculated based upon average daily net AUM and AUA. When a client purchases Class A or Class E shares (front-end load), the client pays an initial sales charge of up to 5.75% of the amount invested. The sales charge for Class A or Class E shares typically declines as the investment amount increases. In addition, investors may combine their purchases of all fund shares to qualify for a reduced sales charge. When a client invests in a fee-based asset allocation product, Class I or Y shares are purchased at net asset value, and we do not charge an initial sales charge.

Underwriting and distribution revenues resulting from payments from Advisors for office space, compliance oversight and affiliation fees are earned over the period in which the service is provided, which is generally monthly and is based on a fee schedule. Fees collected from Advisors for various services are recorded in underwriting and distribution fees on a gross basis, as the Company is the principal in these arrangements.

Shareholder service fee revenue primarily includes transfer agency fees, custodian fees from retirement plan accounts, and portfolio accounting and administration fees. Transfer agency fees and

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

portfolio accounting and administration fees are asset-based revenues or account-based revenues, while custodian fees from retirement plan accounts are based on the number of client accounts. Custodian fees, transfer agency fees and portfolio accounting and administration fees are earned upon completion of the service when all performance obligations have been satisfied.

Through a revenue sharing allocation agreement with affiliates, the Company receives 25 basis points on gross sales of assets and 10 basis points on average assets under management for Ivy Funds sold by independent financial advisors associated with the Company. In addition, the Company receives revenue for providing accounting, information technology, legal, marketing, rent and other administrative services to affiliated companies.

(k) *Advertising and Promotion*

The Company expenses all advertising and promotion costs as the advertising or event takes place. Advertising expense was $367 thousand for the year ended December 31, 2018 and is classified in general and administrative expense on the consolidated statement of earnings.

(l) *Leases*

The Company leases office space under various leasing arrangements. Certain lease agreements contain renewal options, rent escalation clauses and/or other inducements provided by the landlord. Rent expense is recorded on a straight-line basis, including escalations and inducements, over the term of the lease.

(m) *Income Taxes*

The Company files consolidated federal income tax returns with WDR. The Company's provision for income taxes has been made on the same basis as if the Company filed separate federal income tax returns using the maximum statutory rate applicable to the consolidated group. The Company is included in the combined state returns filed by WDR and also files separate state income tax returns in other state jurisdictions in which the Company operates that do not allow or require the affiliated group to file on a combined basis.

Income tax expense is based on pre-tax financial accounting income, including adjustments made for the recognition or derecognition related to uncertain tax positions. The recognition or derecognition of income tax expense related to uncertain tax positions is determined under the guidance as prescribed by ASC 740, "*Income Taxes*." Deferred tax assets and liabilities are recognized for the future tax attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. A valuation allowance is recognized to reduce deferred tax assets if, based on available evidence, it is more likely than not that all or some portion of the asset will not be realized. Deferred tax assets and liabilities are measured using enacted tax rates that will be in effect when they are expected to be realized or settled. The effect on the measurement of deferred tax assets and liabilities of a change in income tax law is recognized in earnings in the period that includes the enactment date.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

On December 22, 2017, the Tax Cuts and Jobs Act (the "Tax Reform Act") was enacted, which significantly revised the U.S. corporate income tax system by, among other things, permanently reducing the federal statutory tax rate from 35% to 21% effective January 1, 2018. The Company recorded a one-time charge of $5.4 million in the fourth quarter of 2017 to measure net deferred tax assets at the reduced federal statutory rate. According to guidance from SEC Staff Accounting Bulletin 118, the Company recognized a provisional tax impact related to the revaluation of deferred tax assets and liabilities and included those amounts in its consolidated financial statements for the year ended December 31, 2017. In the third quarter of 2018, we finalized our 2017 U.S. corporate income tax return and revised provisional adjustments made to our net deferred tax asset. Accordingly, we recorded a discrete tax benefit of $1.0 million. The Company now considers its accounting for the income tax effects of the Tax Reform Act to be complete.

(2)   New Accounting Guidance

New Accounting Guidance Adopted

On January 1, 2018, the Company adopted ASU 2014-09, *"Revenue from Contracts with Customers."* This ASU requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. This standard also specifies the accounting for certain costs to obtain or fulfill a contract with a customer. The Company applied the five-step method detailed in this ASU to all revenue streams and elected the cumulative effect approach. The implementation of this ASU did not have a material impact on the measurement or recognition of revenue from prior periods. See Note 1 - Summary of Significant Accounting Policies and Note 3 – Revenue Recognition, for additional accounting policy information and the additional disclosures required by this ASU.

On January 1, 2018, the Company adopted ASU 2016-18, *"Statement of Cash Flows: Restricted Cash."* This ASU is intended to reduce diversity in practice by adding or clarifying guidance on classification and presentation of changes in restricted cash on the statement of cash flows. The amendments in this ASU required that a statement of cash flows include the change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents. Cash and cash equivalents – restricted is included as a component of cash and cash equivalents on the Company's consolidated statement of cash flows for the period presented.

On January 1, 2018, the Company adopted ASU 2017-07, "*Compensation-Retirement Benefits: Improving the Presentation of Net Periodic Pension Cost and Net Periodic Postretirement Benefit Cost."* This ASU changed the income statement presentation of our noncontributory retirement plan that covers substantially all employees and certain vested employees of our former parent company (the "Pension Plan") by requiring separation between operating expense (service cost component) and non-operating expense (all other components, including interest cost, amortization of prior service cost, curtailments and settlements, etc.). In addition, only the service cost component is eligible for capitalization as part of an asset. The adoption of this ASU had no effect on our net income because it only impacts the classification of certain information on the consolidated statement of earnings. An amendment to freeze

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

our noncontributory retirement plan that covers substantially all employees and certain vested employees of our former parent company was approved effective September 30, 2017; therefore, after September 30, 2017, we no longer incur service costs. The service cost component of net periodic benefit cost is recognized in compensation and benefits.

On January 1, 2018, the Company early adopted ASU 2018-02, *"Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income."* This ASU allows entities to reclassify stranded tax effects attributable to the Tax Reform Act from accumulated other comprehensive income ("AOCI") to retained earnings. Tax effects that are stranded in other comprehensive income for reasons unrelated to the Tax Reform Act, such as other changes in tax law, will be reclassified in future periods in accordance with the Company's policy. Under the policy, the Company releases stranded income tax effects on available for sale securities on a security-by-security basis as securities are sold, matured, or extinguished. For the post retirement plan, the Company will release stranded income tax effects when the entire plan is liquidated or terminated. The adoption of this ASU did not have a material impact on our consolidated financial statements and related disclosures. See consolidated statement of stockholder's equity for the financial statement reclassification impact of adopting this ASU.

New Accounting Guidance Not Yet Adopted

In February 2016, the Financial Accounting Standards Board ("FASB") issued ASU 2016-02, *Leases*, which increases transparency and comparability among organizations by establishing a right-of-use model that requires a lessee to record a right-of-use asset and a lease liability on the balance sheet with additional disclosures of key information about leasing arrangements. The new standard, and related ASUs, are effective for us on January 1, 2019, with early adoption permitted. A modified retrospective transition approach is required, applying the new standard to all leases existing at the date of initial application. An entity may choose to use either (1) its effective date or (2) the beginning of the earliest comparative period presented in the financial statements as its date of initial application. We expect to adopt the new standard on January 1, 2019 and use the effective date as our date of initial application. Consequently, financial information will not be updated and the disclosures required under the new standard will not be provided for dates and periods before January 1, 2019. The new standard provides a number of optional practical expedients in transition. We expect to elect all of the new standard's available transition practical expedients. We expect that this ASU will have a material effect on our financial statements. While we continue to assess all of the effects of adoption, we currently believe the most significant effects relate to the recognition of new right-of-use assets and lease liabilities on our balance sheet for our real estate and equipment leases ranging from $35.0- 45.0 million and the addition of significant new disclosures about our leasing activities. The new standard also provides practical expedients for an entity's ongoing accounting. We currently expect to elect the short-term lease recognition exemption for all leases that qualify. This means, for those leases that qualify, we will not recognize right-of-use assets or lease liabilities, and this includes not recognizing right-of-use assets or lease liabilities for existing short-term leases of those assets in transition.

In June 2018, FASB issued ASU 2018-07, *Compensation – Stock Compensation: Improvements to*

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

Nonemployee Share-Based Payment Accounting, which simplifies the accounting for share–based payments granted to nonemployees by aligning the accounting with the requirements for employee share–based compensation. This ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2018, with early adoption permitted. The Company will adopt the provisions of this guidance on January 1, 2019. We have concluded that the adoption of this ASU will have an immaterial impact on our consolidated financial statements and related disclosures.

In August 2018, FASB issued ASU 2018-13, *Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement*, which eliminates certain disclosure requirements for fair value measurements, requires entities to disclose new information, and modifies existing disclosure requirements. This ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. Upon adoption of this ASU, disclosure changes will be reflected in our consolidated financial statements and related disclosures.

In August 2018, FASB issued ASU 2018-15, *Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40): Customer's Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement that is a Service Contract*, which aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). This ASU is effective for fiscal years, and for interim periods within those fiscal years, beginning after December 15, 2019, with early adoption permitted. We are evaluating the impact the adoption of this ASU will have on our consolidated financial statements and related disclosures.

(Continued)

WADDELL & REED, INC. AND SUBSIDIARIES
(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

(3)   Revenue Recognition

All revenue recognized in the consolidated statement of earnings is considered to be revenue from contracts with customers, with the exception of Revenue sharing and reimbursements of $102,389. The vast majority of revenue is determined based on average assets and is earned daily or monthly or is transactional and is earned on the trade date. As such, revenue from remaining performance obligations is not significant. The following table depicts the disaggregation of revenue by product and distribution channel for the year ended December 31, 2018:

Investment management fees		
Advisor funds	$	16,101
Institutional		6,806
Total investment management fees	$	22,907
Underwriting and distribution fees		
Unaffiliated:		
Rule 12b-1 service and distribution fees	$	4,804
Sales commissions on front-end load mutual fund and variable annuity sales		18
Total unaffiliated distribution fees	$	4,822
Broker-Dealer:		
Fee-based asset allocation product revenues	$	269,069
Rule 12b-1 service and distribution fees		80,984
Sales commissions on front-end load mutual fund and variable annuity sales		54,894
Sales commissions on other products		36,131
Other revenues		28,436
Total broker-dealer distribution fees		469,514
Total distribution fees	$	474,336
Shareholder service fees		
Total shareholder service fees	$	102,733
Revenue sharing and reimbursements		
Total revenue sharing and reimbursements	$	102,389
Total revenues	$	702,365

(Continued)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

(4) Investment Securities

Investments at December 31, 2018 are as follows (in thousands):

Trading securities:	
Commercial paper	997
Common stock	122
Corporate bonds	51,312
Mortgage-backed securities	7
Sponsored funds	123
U.S. Treasury bills	3,922
Total investment securities	$ 56,483

Sponsored funds

The Company has classified its investments in certain sponsored funds as trading securities when the Company owns less than 20% of the fund.

Maturities of Fixed Income Securities

Commercial paper, U.S. Treasury bills, Corporate bonds, and Mortgage-backed securities accounted for as trading and held as of December 31, 2018 mature as follows:

	Fair Value
Within one year	$ 16,955
After one year but within five years	34,738
After 10 years	4,545
	$ 56,238

Accounting standards establish a framework for measuring fair value and a three-level hierarchy for fair value measurements based upon the transparency of inputs to the valuation of the asset. Inputs may be observable or unobservable and refer broadly to the assumptions that market participants would use in pricing the asset. An individual investment's fair value measurement is assigned a level based upon the observability of the inputs that are significant to the overall valuation. The three-level hierarchy of inputs is summarized as follows:

- Level 1 – Investments are valued using quoted prices in active markets for identical securities.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

- Level 2 – Investments are valued using other significant observable inputs, including quoted prices in active markets for similar securities.

- Level 3 – Investments are valued using significant unobservable inputs, including the Company's own assumptions in determining the fair value of investments.

Assets classified as Level 2 can have a variety of observable inputs. These observable inputs are collected and utilized, primarily by an independent pricing service, in different evaluated pricing approaches depending upon the specific asset to determine a value. The carrying amounts of commercial paper are measured at amortized cost, which approximates fair value due to the short-time between purchase and expected maturity of the investments. Depending on the nature of the inputs, these investments are generally classified as Level 1 or 2 within the fair value hierarchy. U.S. Treasury bills are valued upon quoted market prices for similar assets in active markets, quoted prices for identical or similar assets that are not active and inputs other than quoted prices that are observable or corroborated by observable market data. The fair value of corporate bonds is measured using various techniques, which consider recently executed transactions in securities of the issuer or comparable issuers, market price quotations (where observable), bond spreads and fundamental data relating to the issuer.

The following table summarizes our investment securities as of December 31, 2018 that are recognized in our consolidated balance sheet using fair value measurements based on the differing levels of inputs.

	Level 1	Level 2	Level 3	Total
	(In thousands)			
Cash Equivalents:				
Money market funds	$ 50,027	—	—	50,027
U.S. government sponsored enterprise note	—	895	—	895
Commercial paper	—	9,532	—	9,532
Total cash equivalents	$ 50,027	10,427	—	60,454
Trading Securities:				
Commercial paper	$ —	997	—	997
Common stock	122	—	—	122
Corporate bonds	—	51,312	—	51,312
Mortgage-backed securities	—	7	—	7
Sponsored funds	123	—	—	123
U.S. Treasury bills	—	3,922	—	3,922
Total investment securities	$ 245	56,238	—	56,483

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

(5) Goodwill

Goodwill represents the excess of purchase price over the fair value of the acquired business. Our goodwill is not deductible for tax purposes. Goodwill (considered indefinite-lived) at December 31, 2018 is $8.2 million. In 2018, the Company's annual impairment test indicated that goodwill is not impaired.

(6) Property and Equipment

A summary of property and equipment at December 31, 2018 is as follows (in thousands):

			Estimated useful lives
Furniture and fixtures	$	24,510	3 – 10 years
Data processing equipment		16,225	1 – 5 years
Computer software		88,484	1 – 10 years
Equipment		19,673	2 – 26 years
Leasehold improvements		11,077	1 – 15 years
Building		11,772	1 – 30 years
Land		2,843	
Property and equipment, at cost		174,584	
Accumulated depreciation		(116,875)	
Property and equipment, net	$	57,709	

Depreciation expense for the year ended December 31, 2018 was $22.4 million. At December 31, 2018, we have property and equipment under capital leases with a cost of $1.5 million and accumulated depreciation of $1.0 million.

(7) Income Taxes

The provision for income taxes for the year ended December 31, 2018 consists of the following (in thousands):

Current income taxes payable:		
Federal	$	6,930
State		(3,507)
		3,423
Deferred taxes		3,815
Provision for income taxes	$	7,238

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

The following table reconciles the statutory federal income tax rate to the Company's effective income tax rate:

Statutory federal income tax rate	21.0%
Non-deductible expenses	4.3
Deferred inventory adjustments	3.3
Share-based compensation	3.7
State income taxes, net of federal tax benefits	1.5
Effects of U.S. tax rate decrease	(2.9)
Resolution of uncertain tax positions	(7.0)
Federal and state tax incentives	(2.6)
Other items	(0.8)
Effective income tax rate	20.5%

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and deferred tax liabilities at December 31, 2018 is presented as follows (in thousands):

Deferred tax assets:		
Accrued compensation and related costs	$	564
Other accrued expenses		3,625
Share-based compensation		2,172
State net operating loss carryforwards		3,913
Unused state tax credits		2,589
Other		268
Total gross deferred tax assets		13,131
Deferred tax liabilities:		
Property and equipment	$	(4,388)
Benefit plans		(1,600)
Prepaid expenses		(2,194)
Total gross deferred tax liabilities		(8,182)
Valuation allowance		(3,913)
Net deferred tax asset	$	1,036

As of December 31, 2018, the Company has net operating loss carryforwards in certain states in which the Company files on a separate company basis and has recognized a deferred tax asset for such loss

21 (Continued)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

carryforwards. The deferred tax asset, net of federal tax effect, related to the carryforwards is approximately $3.9 million at December 31, 2018. The carryforwards, if not utilized, will expire between 2019 and 2038. Management believes it is not more likely than not that the Company will generate sufficient future taxable income in certain states to realize the benefit of the net operating loss carryforwards, and accordingly, a valuation allowance in the amount of $3.9 million has been recorded at December 31, 2018. The Company has state tax credits of $2.6 million as of December 31, 2018 that can be utilized in future tax years. Majority of these state tax credit carryforwards will expire between 2024 and 2034 if not utilized. The Company anticipates these credits will be fully utilized prior to their expiration dates.

As of December 31, 2018, the Company had unrecognized tax benefits, including penalties and interest, of $1.2 million ($1.1 million net of federal benefit) that, if recognized, would impact the Company's effective tax rate. The Company finalized a voluntary disclosure agreement with a state tax jurisdiction in 2018, which reduced unrecognized tax benefits by $4.5 million ($3.7 million net of federal benefit). The unrecognized tax benefits that are not expected to be settled within the next 12 months are included in other liabilities in the accompanying consolidated balance sheet; unrecognized tax benefits that are expected to be settled within the next 12 months are included as a reduction to income taxes payable; and unrecognized tax benefits that reduce a net operating loss, similar tax loss or tax credit carryforward are presented as a reduction to noncurrent deferred income taxes.

The Company's historical accounting policy with respect to interest and penalties related to tax uncertainties is to classify these amounts as income taxes. The total amount of accrued penalties and interest related to uncertain tax positions at December 31, 2018 of $0.3 million ($0.2 million net of federal benefit) is included in the total unrecognized tax benefits described above.

The following table summarizes the Company's reconciliation of unrecognized tax benefits (excluding penalties and interest) for the year ended December 31, 2018 (in thousands):

Balance at beginning of year	$ 3,458
Increases during the year:	
Gross increases – tax positions in prior period	528
Gross increases – current period tax positions	150
Decreases during the year:	
Gross decreases – tax positions in prior period	(2,078)
Decreases due to settlements with taxing authorities	(572)
Decreases due to WRIMCO and WRCMG mergers	(449)
Decreases due to lapse of statute of limitations	(103)
Balance at end of year	$ 934

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. In addition, respective tax authorities periodically audit our income tax returns. These audits examine our significant tax filing positions, including the timing and amounts of deductions and the allocation of income among tax jurisdictions. WDR is currently under audit in one state jurisdiction in which the Company participated in the filing of a combined tax return. Settlement of this audit is not anticipated to have a significant impact on reported income or loss. The 2015, 2016, 2017, and 2018 federal income tax returns are open tax years that remain subject to potential future audit. State income tax returns for all years after 2014 and, in certain states, income tax returns for 2014, are subject to potential future audit by tax authorities in the Company's major state tax jurisdictions.

(8) Pension Plan and Postretirement Benefits Other Than Pension

The Company participates in the Pension Plan that covers substantially all employees. Benefits payable under the Plan are based on employees' years of service and compensation during the final ten years of employment. On July 26, 2017, the Compensation Committee of the Company's Board of Directors approved an amendment to freeze the Pension Plan effective September 30, 2017. After September 30, 2017, participants in the Pension Plan have not accrued additional benefits for future service or compensation. Participants will retain benefits accumulated as of September 30, 2017 pursuant to the terms of the Pension Plan. In accordance with applicable accounting standards, the Pension Plan's assets and liabilities were remeasured as of July 31, 2017, the date participants were notified of the freeze. WDR allocates pension expense or benefit to the Company for the Plan and such benefit for 2018 was $12.8 million.

As of December 31, 2018, the total projected benefit obligation of the Plan is $154.5 million, of which $101.2 million relates to the Company. The total pension asset (representing the pension plan assets in excess of the projected benefit obligation) recorded on the balance sheet at December 31, 2018 is $8.5 million, of which $5.5 million relates to the Company and is included as a non-current pension asset.

The Company also participates in the WDR sponsored unfunded defined benefit postretirement medical plan (medical plan) that previously covered substantially all employees and Waddell & Reed advisors. The medical plan is contributory with participant contributions adjusted annually. The contributions for each year represent claims paid for medical expenses. WDR amended this plan in 2016 to discontinue the availability of coverage for any individuals who retire after December 31, 2016, but allowed existing participants to retain retiree coverage under the plan. In aggregate, WDR allocated a $67 thousand gain to the Company for the medical plan in 2018.

Net accrued postretirement medical plan costs in the amount of $1.0 million are recorded on the balance sheet of WDR at December 31, 2018, of which $722 thousand relates to the Company. Of the Company's total liability at December 31, 2018, $206 thousand is included in other current liabilities, while the remainder is long term in nature and is included in accrued pension and postretirement costs.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

(9) Employee Savings Plan

The Company participates in the WDR sponsored defined contribution plan that qualifies under Section 401(k) of the Internal Revenue Code to provide retirement benefits to substantially all of our employees. As allowed under Section 401(k), the plan provides tax-deferred salary deductions for eligible employees. The Company's matching contributions to the plan for the year ended December 31, 2018 were $4.4 million.

In 2017, in connection with the Pension Plan freeze, WDR amended its 401(k) plan to permit employer discretionary nonelective contributions to eligible participants. For the 2017 plan year, the Company approved a discretionary nonelective contribution in an amount equal to 4% of such participant's eligible compensation. These contributions, which were expensed over the service period in 2017, totaled $5.5 million, of which $4.7 million related to the Company and were funded and allocated to participant accounts during the first quarter of 2018.

(10) Accumulated Other Comprehensive Income

The following table summarizes other comprehensive income activity related to post retirement medical liability for the year ended December 31, 2018:

Balance at December 31, 2017	$ 379
Other comprehensive income befor reclassification	736
WRIMCO merger	173
Amount reclassified to retained earnings for recently adopted ASUs	107
Amount reclassified from accumulated other comprehensive income	(94)
Net current period other comprehensive income	922
Balance at December 31, 2018	$ 1,301

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

Reclassifications from AOCI and included in net income are summarized in the table that follows for the year ended December 31, 2018:

	Pre-tax	Tax (expense) benefit	Net of tax	Statement of income line item
		(In thousands)		
Reclassifications included in net income or retained earnings for ASUs adopted in 2018:				
Amortization of post retirement benefits	$ 122	(135)	(13)	Compensation and benefits and retained earnings
Total	$ 122	(135)	(13)	

(11) Uniform Net Capital Rule Requirements

Waddell & Reed, Inc. is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15.0 to 1.0. A broker-dealer may elect to not be subject to the Aggregate Indebtedness Standard of paragraph (a)(1)(i) of Rule 15c3-1, in which case net capital must exceed the greater of $250 thousand or 2% of aggregate debit items computed in accordance with the Formula for Determination of Reserve Requirements for broker-dealers. Waddell & Reed, Inc. made this election and is not subject to the aggregate indebtedness ratio as of December 31, 2018. At December 31, 2018, Waddell & Reed, Inc. had net capital of $57.1 million that was $56.9 million in excess of its required net capital of $250 thousand. The primary difference between net capital and stockholder's equity are the nonallowable assets, including equity in subsidiaries, that are excluded from net capital. See Schedule I for additional information regarding net capital.

(12) Rule 15c3-3 Exemption

Waddell & Reed, Inc. does not hold customer funds or safekeep customer securities and is therefore exempt from Rule 15c3-3 of the SEC under subsection (k)(2)(i) and (k)(2)(ii). Waddell & Reed, Inc. did not have any customers' fully paid securities and excess margin securities that were not in Waddell & Reed, Inc.'s possession or control as of December 31, 2018 for which instructions to reduce to possession or control had been issued as of December 31, 2018, but for which the required action was not taken by Waddell & Reed, Inc. within the time frames specified under Rule 15c3-3 of the Securities Exchange Act of 1934. Waddell & Reed, Inc. also did not have any customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2018, excluding items arising from "temporary lags that result from normal business operations" as permitted under Rule 15c3-3 of the Securities Exchange Act of 1934.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

(13) Rental Expense and Lease Commitments

We lease certain home office buildings, certain sales and other office space and equipment under operating leases. Rent expense for the year ended December 31, 2018 was $21.6 million. Future minimum rental commitments under non-cancelable operating leases are as follows:

Year		Commitments (in thousands)
2019	$	16,488
2020		9,797
2021		5,757
2022		2,913
2023		2,320
Thereafter		5,161
	$	42,436

(14) Related Party Transactions

The current amounts due from affiliates at December 31, 2018 includes noninterest-bearing advances for current operating expenses and commissions due from the sales of affiliates' products. The current amounts due to affiliates at December 31, 2018 include amounts due for administrative and other services.

The amount classified as income tax payable at December 31, 2018 consists entirely of amounts due to WDR for tax allocations.

We earn investment management fee revenues from the Advisors Funds for which we also act as an investment adviser, pursuant to an investment management agreement with each Fund. In addition, we have agreements with the Advisors Funds pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended, pursuant to which distribution and service fees are collected from the Advisor Funds for distribution of mutual fund shares, for costs such as advertising and commissions paid to broker-dealers, and for providing ongoing services to shareholders of the Advisor Funds and/or maintaining shareholder accounts. We also earn service fee revenues by providing various services to the Advisor Funds and their shareholders pursuant to a shareholder servicing agreement with each Fund and an accounting service agreement with the Advisor Funds. These agreements are approved or renewed on an annual basis by each Fund's board of trustees, including a majority of the disinterested members. Funds and separate accounts receivable includes amounts due from the Funds for aforementioned services.

(Continued)

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

Revenues for services provided or related to the Funds for 2018 are as follows:

Investment management fees	$	16,101
Underwriting and distribution fees		5,641
Shareholder service fees		102,733
Total revenues	$	124,475

The Company earns point of sale commissions and Rule 12b-1 fees on sales of the Ivy Funds and Ivy VIP by licensed independent financial advisors associated with the Company. The Company is program manager for a 529 plan and earns point of sale commission from the sale of Class E shares of certain Ivy Funds by licensed independent financial advisors associated with the Company and financial intermediaries that have entered into 529 plan selling agreements with the Company. Accordingly, during 2018, the Company recorded $63.9 million which is captured within Underwriting and distribution fees.

Through revenue sharing allocation agreements with affiliates, the Company received $7.7 million from the gross sales of assets, $39.8 million from average assets under management, and $4.3 million from the gross sales of assets and average assets under management related to separately managed accounts. In addition, the Company is reimbursed for its costs incurred in providing accounting, information technology, legal, marketing, rent and other services. During 2018, the Company was reimbursed $50.6 million for these services. These are based on cost to provide services and do not necessarily represent the cost of these services had they been obtained from a third party.

WDR allocates expenses for nonvested shares of WDR stock to the Company that, in turn, are granted to certain key personnel of the Company. For the year ended December 31, 2018, the Company recorded share-based compensation expense totaling $15.9 million that is included in compensation and related costs in the consolidated statement of earnings.

The return of capital and dividends within the statement of changes in stockholder's equity consist entirely of amounts paid to WDR.

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

(15) Subsidiaries not Consolidated in the Company's FOCUS Report Form X-17A-5

The statement of financial condition of the Company filed in accordance with instructions to FOCUS Form X-17A-5 Part II for the year ended December 31, 2018 was not consolidated with its subsidiaries. The condensed combined statement of assets and liabilities of the Company's subsidiaries at December 31, 2018 that were not consolidated in the December 31, 2018 FOCUS Form X-17A-5 Part II statement of financial condition is presented as follows (in thousands):

Assets:		
Cash	$	42,978
Receivables and prepaids		31,312
Property and equipment, net		31,190
Current income taxes		711
Deferred income taxes		1,252
Other assets		3,108
		110,551
Liabilities:		
Accounts payable		18,902
Payable to customers		9,233
Accrued compensation		1,685
Other current liabilities		2,382
Accrued pension costs		146
Other non-current liabilities		1,141
		33,489
Company equity in net assets of subsidiaries	$	77,062

(16) Contingencies

The Company is involved from time to time in various legal proceedings, regulatory investigations and claims incident to the normal conduct of business, which may include proceedings that are specific to us and others generally applicable to business practices within the industries in which we operate. A substantial legal liability or a significant regulatory action against us could have an adverse effect on our business, financial condition and on the results of operations in a particular quarter or year.

The Company establishes reserves for litigation and similar matters when those matters present material loss contingencies that management determines to be both probable and reasonably estimable in accordance with ASC 450, *"Contingencies Topic."* These amounts are not reduced by amounts that may be recovered under insurance or claims against third parties, but undiscounted receivables from insurers or other third parties may be accrued separately. The Company regularly revises such accruals in light of new

WADDELL & REED, INC. AND SUBSIDIARIES

(An Indirect Wholly Owned Subsidiary of Waddell & Reed Financial, Inc.)

Notes to Consolidated Financial Statements

December 31, 2018

information. The Company discloses the nature of the contingency when management believes it is reasonably possible the outcome may be significant to the Company's consolidated financial statements and, where feasible, an estimate of the possible loss. For purposes of our litigation contingency disclosures, "significant" includes material matters as well as other items that management believes must be disclosed. Management's judgment is required related to contingent liabilities because the outcomes are difficult to predict.

(17) Concentration of Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and debt securities held. The Company maintains cash and cash equivalents with various financial institutions. Cash deposits maintained at financial institutions may exceed the federally insured limit.

Our investments in sponsored funds and investments held as trading expose us to market risk. The underlying holdings of our assets under management are also subject to market risk, which may arise from changes in equity prices, credit ratings, foreign currency exchange rates, and interest rates.